

Stephan Leeds 4:20 PM

Tuesday, March 19th

Hi Bleeker fam!

I'm Stephan, co-founder of CareerGenie, a skills-based mobile app making career prep more intuitive and engaging. Think Duolingo for advancing your career. We've gotten a lot of great - and super appreciated - feedback and support from this community!

Millions every year face a job search process that's often demotivating and disconnected. We use a gamified career journey powered by AI and linked with live job market data to guide early talent to their dream jobs.

Our beta users and pilot universities love our approach and we're now looking for support from our community to take CareerGenie to market. We just launched a WeFunder campaign for friends/family where you can check out our pitch: https://wefunder.com/careergenie

On Friday, we are hosting a live pitch followed by Q&A. If you're interested in joining, you can register here. Sharing with your network or getting involved would mean a lot.

I'm also personally available if you want to discuss or learn more! You can reach me via DM or email stephan@careergenie.app. Thanks!

 - Stephan

*Important legal disclosures:*
https://help.wefunder.com/testing-the-waters-legal-disclosure

CareerGenie on Wefunder

Invest in CareerGenie: Using AI and data to help you land your dream job!

Using AI and data to help you land your dream job! (46 kB)

Job Search made fun and effective
Track jobs at your fingertips
Matching jobs from ANY job board
Identify and fill Skill Gaps
24x7 Career Coach
CareerGenie

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